Exhibit 12

ALERIS INTERNATIONAL, INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(in millions)

	For the three months ended September 30		For the nine months ended September 30
	2006	2005	2006	2005
Earnings:
(Loss) earnings before provisions for income taxes and minority interests	$(38.7)	$29.2	$95.0	$83.6
Add: Equity in net loss of affiliates	—	0.1	—	0.3

Sub-total:	(38.7)	29.3	95.0	83.9
Add: Total fixed charges (per below)	28.4	11.0	58.5	33.3
Less: Interest capitalization	0.4	0.4	1.0	1.0

Total earnings	(10.7)	39.9	152.5	116.2

Fixed Charges:
Interest expense, including interest capitalized	27.0	10.2	55.3	31.1
Portion of rental expense representative of the interest factor	1.4	0.8	3.2	2.2

Total fixed charges	28.4	11.0	58.5	33.3

Ratio of Earnings to Fixed Charges	(a )	3.6	2.6	3.5

(a)	For the three months ended September 30, 2006, earnings were insufficient to cover fixed charges by $39.1.